Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4D – Nine Months Ended 31 December 2012

Key Information	Nine Months Ended 31 December
	2012 US$M		2011 US$M		Movement
Net Sales From Ordinary Activities		994.5		928.2	Up	7%
Profit From Ordinary Activities After Tax Attributable to Shareholders		115.0		123.6	Down	7%
Net Profit Attributable to Shareholders		115.0		123.6	Down	7%
Net Tangible Assets (Liabilities) per Ordinary Share	US$	0.18	US$	(0.83)	Up	—

Dividend Information

•	A FY2012 second half ordinary dividend (FY2012 second half dividend) of US38.0 cents per security was paid to CUFS holders on 23 July 2012.

•	A FY2013 first half ordinary dividend (FY2013 first half dividend) of US5.0 cents per security was paid to CUFS holders on 25 January 2013.

Movements in Controlled Entities during the nine months ended 31 December 2012

The following entity was de-registered during the nine months ended 31 December 2012:

•	James Hardie Aust Investments No 1 Pty Ltd (5 June 2012)

Review

The results and financial information included within this nine month report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2012

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2012 Annual Report which can be found on the company website at www.jameshardie.com.